

02 JAN 22 AM 8:32

DENTONIA RESOURCES LTD.

Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.com Email: dentonia@telus.net

SUPPL

December 18, 2001

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549


02002614

Dear Sirs/Mesdames:

Re: New Release dated December 18, 2001

Enclosed is a copy of our News Release dated December 18, 2001 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

dw 1/25



DENTONIA RESOURCES LTD.

Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.com Email: dentonia@telus.net

CDNX Symbol: DTA
December 18, 2001 No. of Pages: 2

NEWS RELEASE

FALCON SURVEY, WO CLAIM BLOCK, LAC DE GRAS, NWT

BHP Billiton Diamonds Inc. (BHP) has now made available the data from the Falcon Airborne Gravity Gradiometer Survey (Falcon Survey) to DHK Diamonds Inc. (Dentonia Resources Ltd. has a 1/3 equity interest in DHK Diamond Inc. "DHK"), Aber Diamond Ltd., Archon Minerals Ltd. and SouthernEra Resources Ltd.

The Falcon Survey was flown over the northern 4 tiers of the WO claim block, encompassing approximately 4,400 line/km in the September, 2001, at a cost of $390,000.

The WO claim block is located approximately 60 km southeast of the Ekati Diamond Mine and directly south of Aber's and Kennecott's Diavik Diamond Project, the latter is anticipated to be in production by 2003.

By way of explanation, BHP's proprietary airborne Falcon Gravity Gradiometer technology is designed to detect variations in the earth's gravitational field due to changes in the density of the underlying rock. Kimberlites of sufficient size with their relatively low density, especially pyroclastic or crater facies kimberlites, are detectable with this technology, so will other geological formations of low density, for example meta-sediments, lake bottom sediments, and deep depressions in bedrock covered with overburden.

This BHP data, not only incorporated gravity and magnetic results from the Falcon Survey but also data from prior exploration efforts conducted, generated, and provided by Kennecott (Old Data), such as drill logs, e.m., magnetic, and indicator mineral (KIM) data. (for an explanation see notes below)

8 known kimberlites were covered by the Falcon Survey, the DO27 (Tli Kwi Cho) produced a strong gravity anomaly, 3 kimberlites, the DO29S, DO29N, and DO18 (the latter part of the Tli Kwi Cho), moderate gravity anomalies, and 4 kimberlites, the DO40, DO41, DO32, and AD02, due to their small size and large hypabyssal component (dense material) no obvious gravity anomalies.

In addition to the 8 known kimberlites a total of 22 new targets have been identified varying in size from 12.6 ha (Priority III) to less than 1 ha and are selected for follow up work. 3 are Priority (I), 5 are Priority (II), and 14 are Priority (III) targets; 4 of Priority II and III are based on "Old Data" alone, are located in the part of the WO claim block not flown by the Falcon Survey, including the 12.6 ha target, which is based on a strong e.m. anomaly.

The 3 Priority (I) targets vary in size from 3.1 ha to 0.8 ha, the 3.1 ha. target is based on discrete e.m. and weak gravity anomalies.

Priority I is based on 3 sets of data, (see Explanatory Note below), Priority II on 2 sets of data, and Priority III on 1 set of data.

It is anticipated that, initially, a program with a light weight portable drill, to drill test these 22 targets for kimberlite will commence in the winter/spring of 2002.

The participants in the WO block are: Aber Diamonds Inc., 15% interest to be reduced to 7.35%; SouthernEra Resources Ltd., 10% interest to be reduced to 4.9%; DHK a 55% interest to be reduced to 20%; and Archon 20% interest to be reduced to 13.28%.

The reduction in interests and the earning of an interest of 54.47% by BHP, as indicated, will only occur if BHP bulk samples (200 tonnes), at its cost, one of the new targets.

***Explanatory Notes:** Laurie E. Reed, PDA Conference, Toronto, Ontario 1993*

The Geophysics of Kimberlite – Review of Literature

> *The literature shows that while all geophysical methods may be used to detect kimberlites in particular settings, it is clear that not all methods are applicable in every setting. The examples available also show that magnetics and electromagnetics are the most universally applicable methods with magnetics providing the most cost effective approach. The lack of significant magnetic response in some kimberlites requires the use of other methods, usually electromagnetics, but possibly gravity and electrical methods (IP) as well.*
>
> *Airborne EM surveys in permafrost may not be effective, however, combined geophysical techniques provide the best methods to determine the location of kimberlites, but the methods should be integrated with existing geological and geochemical information in order to generate a comprehensive interpretation. A combination of the disciplines is a powerful exploration tool, and an important means of target prioritization.*

DENTONIA RESOURCES LTD.
"Adolf A. Petancic"
Adolf A. Petancic
President